

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 22, 2010

Noah J. Hanft
General Counsel
MasterCard Incorporated
2000 Purchase Street
Purchase, NY 10577

     Re: **MasterCard Incorporated**
             Preliminary Revised Proxy Statement on Schedule 14A
             Filed July 19, 2010
             File No. 001-32877

Dear Mr. Hanft:

     We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                              Sincerely,

                              David L. Orlic
                              Staff Attorney